Fortuna reports consolidated financial results for the first quarter 2016

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 9, 2016: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $2.6 million and revenue of $42.7 million in the first quarter of 2016.

Jorge A. Ganoza, President and CEO, commented, “We have made a strong start to the year operating well within our production and cost targets and look forward to the commissioning of our key expansion project at the San Jose Mine in July.”  Mr. Ganoza continued, “At San Jose’s new production rate of 3,000 tpd, the company will target total annual consolidated production of approximately nine million ounces of silver and fifty-two thousand ounces of gold, with an AISCC below $9.0 per ounce of silver.”

First quarter consolidated financial highlights:

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Sales of $42.7 million, compared to $39.8 million in Q1 2015

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Net income of $2.6 million and earnings per share of $0.02, compared to $3.9 million and $0.03, respectively, in Q1 2015

•

Cash flow from operations before changes in non-cash working capital of $9.9 million and adjusted EBITDA of $18.0 million, compared to $5.3 million and $15.2 million, respectively, in Q1 2015

•

Cash position, including short term investments, and working capital as at March 31, 2016 were $95.9 million and $86.4 million, respectively

•

Silver and gold production of 1,617,396 and 9,264 ounces, respectively

•

Cash cost per ounce of payable silver, net of by-product credits was $1.44

•

AISCC* per ounce of payable silver was $9.39

* All-in sustaining cash cost (“AISCC”) is net of by-product credits for gold, lead and zinc

First quarter consolidated financial results

Net income amounted to $2.6 million (Q1 2015: $3.9 million), resulting in basic earnings per share of $0.02 (Q1 2015: $0.03).  Compared to Q1 2015, results were impacted by a higher stock based compensation charge of $4.9 million stemming mostly from mark-to-market effects from the performance of our share price.  In spite of lower prices across all metals, we achieved 7% higher sales and 24% higher mine operating earnings while operating income was 24% lower due to the aforementioned charge.

Silver ounces sold increased 2% and gold ounces sold decreased 4% while realized prices on provisional sales for silver and gold, decreased 10% to $14.95 per ounce and 1% to $1,199.77 per ounce, respectively.

Cash flow from operations, before changes in working capital increased 86% year-over-year to $9.9 million (Q1 2015: $5.3 million).  This is the result of stronger operating results and lower taxes paid.  Income taxes paid amounted to $5.7 million (Q1 2015: $9.6 million) out of which $3.1 million corresponds to the prior fiscal year (Q1 2015: $8.9 million)

Summary of financial results

	Three months ended March 31,
(Expressed in $ millions)	2016	2015	% Chg
Sales	$42.7	$39.8	7%
Cost of Sales	27.1	27.2	(0%)
Mine operating earnings	$15.6	$12.6	24%
as a % of Sales	37%	32%	15%
Selling, general and administrative expenses	9.7	5.5	76%
Foreign exchange (gain)	(0.4)	(0.9)	(56%)
Operating income	6.1	8.0	(24%)
as a % of Sales	14%	20%	(29%)
Income before tax	5.6	8.2	(32%)
Net income	2.6	3.9	(33%)
as a % of Sales	6%	10%
Operating cash flow before changes in working capital *	$9.9	$5.3	87%

Note: Figures may not add due to rounding

Note: * Operating cash flow per share before changes in working capital is a non-GAAP financial measure

Note: ** Refer to non-GAAP Financial Measures

Consolidated operating results

	Three months ended March 31,
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	337,085	1,280,311	1,617,396	535,959	1,097,210	1,633,169
Gold (oz)	103	9,161	9,264	372	9,367	9,739
Lead (000's lbs)	9,107	-	9,107	4,346	-	4,346
Zinc (000's lbs)	10,390	-	10,390	7,534	-	7,534
Production cash cost (US$/oz Ag)*	(2.10)	2.36	1.44	6.59	2.59	3.89
All-in sustaining cash cost (US$oz Ag)*	5.11	8.71	9.39	10.99	9.37	11.79

* Net of by-product credits from gold, lead and zinc

Silver and gold production totaled 1,617,396 and 9,264 ounces, respectively.  Compared year-over-year, silver and gold production decreased 1% and 5%.  The company is on schedule to produce 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* ounces in 2016.

All-in sustaining cash cost per ounce of payable silver, net of by-product credits, was $9.39 per ounce (Q1 2015: $11.79) which is below our annual guidance of $11.1.

* Ag Eq calculated using silver to gold ratio of 60:1.

San Jose Mine, Mexico

	QUARTERLY RESULTS
	Three months ended March 31,
	2016	2015
Mine Production	San Jose	San Jose
Tonnes milled	179,110	178,647
Average tonnes milled per day	2,059	2,053

Silver
Grade (g/t)	240	215
Recovery (%)	93	89
Production (oz)	1,280,311	1,097,210
Gold
Grade (g/t)	1.73	1.83
Recovery (%)	92	89
Production (oz)	9,161	9,367
Unit Costs
Production cash cost (US$/oz Ag)*	2.36	2.59
Production cash cost (US$/tonne)	59.08	59.79
Unit Net Smelter Return (US$/tonne)	146.75	142.53
All-in sustaining cash cost (US$/oz Ag)*	8.71	9.37

* Net of by-product credits from gold

Silver production increased 17% to 1,280,311 and gold production decreased 2% to 9,161 ounces year-over-year.  Throughput increased marginally and head grades were 12% higher and 6% lower for silver and gold, respectively.  Metallurgical recoveries for silver and gold were 5% and 4% higher, respectively, compared with the same period in the prior year.

Progress on the third expansion of San Jose from 2,000 tpd to 3,000 tpd is moving forward as planned with commissioning expected for July 2016.

Cash cost per tonne of processed ore was $59.08 or 1% below year-over-year and 3% above annual guidance of $57.4/t.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $8.71 and below the annual guidance of $9.1 as a result of higher silver head grades and lower execution of sustaining capital expenditures.

Caylloma Mine, Peru

	QUARTERLY RESULTS
	Three months ended March 31,
	2016	2015
Mine Production	Caylloma	Caylloma
Tonnes milled	117,192	114,451
Average tonnes milled per day	1,317	1,301

Silver
Grade (g/t)	103	171
Recovery (%)	87	85
Production (oz)	337,085	535,959
Gold
Grade (g/t)	0.19	0.28
Recovery (%)	15	36
Production (oz)	103	372
Lead
Grade (%)	3.73	1.86
Recovery (%)	94	93
Production (000's lbs)	9,107	4,346
Zinc
Grade (%)	4.49	3.30
Recovery (%)	90	91
Production (000's lbs)	10,390	7,534
Unit Costs
Production cash cost (US$/oz Ag)*	(2.10)	6.59
Production cash cost (US$/tonne)	73.80	83.99
Unit Net Smelter Return (US$/tonne)	119.93	128.96
All-in sustaining cash cost (US$/oz Ag)*	5.11	10.99

* Net of by-product credits from gold, lead and zinc

Silver production was 0.34 million ounces compared to 0.54 million ounces in Q1 2015.  Zinc and lead production was 38% and 110% higher, respectively, year-over-year.

Cash cost per tonne of processed ore at Caylloma was $73.80, a 12% decrease with respect to the same period in the prior year due to lower mining costs related to the shutdown of narrow veins and lower indirect costs related to headcount reduction. Additionally, lower mining costs are further explained by lower execution in mine preparation and related costs, which we expect to incur in the following quarters.  Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $5.11 and below the annual guidance of $12.5 as a result of lower execution of sustaining capital expenditures and lower cash cost per tonne.

The financial statements and MD&A are available on SEDAR and have also been posted on the company’s website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review first quarter financial and operations results

Date:  Tuesday, May 10, 2016

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13636321

Playback of the webcast will be available until August 10, 2016.  Playback of the conference call will be available until May 24, 2016 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.